TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Teryl Resources Corp. Talks Live on MN1 About the Latest
Developments Within the Company

For Immediate Release: July 18, 2007, Vancouver, BC – Teryl Resources Corp.  (TSX Venture Exchange: TRC.V) is pleased to announce that its CEO, John Robertson, will be featured in a live interview with Market News First, an online news broadcast and research group featuring the latest opportunities within the microcap market.

The interview is scheduled for Wednesday, July 18, 2007, at 3:00 PM EDT and will be broadcast live from Market News First’s website found at www.mn1.com. This is an exciting opportunity for John to discuss the Company, so be sure to tune in and watch John talk about the Company’s progress and plans for the future.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the Old Gold Hill, Superior, and Baston mines. The Gold Hill copper, gold, and silver property is four miles west of the Copper Queen/Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 75 million tons of ore from 1954 to 1970.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

About MN1.com

Market News First is an online, market news provider that brings investors current news on the market. Market News First is the only online, live IPTV web site that brings real market news to investors and features live interaction with companies from the Bulletin Board to NYSE.

Through daily, live interviews, we bring you up to date on all the established companies and inform the investors of the newest opportunities within the market. Market News First offers one-on-one interviews with the presidents and CFOs of companies to deliver answers to the questions that investors may ask and provides them insight into the companies’ present condition and future plans.

Stay up to date with MN1 NewsWire “News You Can Trust” at http://www.mn1.com .

John Robertson
1-800-665-4616
for Teryl Resources Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.